                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)1

                                TAB PRODUCTS CO.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    873197107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the
following box |_|.

            NOTE.  Schedules  filed  in  paper  format  shall  include  a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)

--------
     1      The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  SEE the NOTES).

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 2 of 11 Pages
--------------------------                        ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    445,900
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                445,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     445,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     8.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 3 of 11 Pages
--------------------------                        ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               STEEL PARTNERS SERVICES, LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    70,000
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                70,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     70,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     1.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 4 of 11 Pages
--------------------------                        ------------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                  WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    515,900
  OWNED BY
    EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                515,900
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     515,900
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 5 of 11 Pages
--------------------------                        ------------------------------

            The following constitutes Amendment No. 2 ("Amendment No. 2") to the
Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule
13D as specifically set forth.

  Item 3 is hereby amended and restated as follows:

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            (a) The  aggregate  purchase  price of the 445,900  Shares of Common
Stock owned by Steel Partners II is $1,617,803. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

            (b) The  aggregate  purchase  price of the  70,000  Shares of Common
Stock  acquired  for the  benefit  of the Fund is  $271,542.  Such  Shares  were acquired by Steel Partners Services with funds it manages for the Fund. Pursuant to the  Services  Agreement  with the Fund,  Steel  Partners  Services  has been appointed to manage,  on a  discretionary  basis,  certain of the Fund's assets, which are  maintained  in a brokerage  account in the Fund's name.  The Services
Agreement  may be  terminated  by the  Fund  at any  time or by  Steel  Partners
Services at any time upon thirty days' advance written notice.

   Item 4 is hereby amended to add the following:

            On June 28,  2001,  Steel  Partners II delivered a letter to Gary W.
Ampulski,  President and Chief Executive  Officer of the Issuer,  expressing its concern with respect to the Issuer's inability to enhance  shareholder value and questioning the Board's ability to implement its "turn-around" plan announced by the Board on June 20,  2001.  Steel  Partners  II urges the  Issuer to  consider strategic  alternatives  that would  maximize  shareholder  value,  including an immediate  sale of the  Issuer to the  highest  bidder.  The  letter is filed as
Exhibit 3 to this Amendment No. 2 to the Schedule 13D and incorporated herein by reference.

   The first paragraph of Item 5(a) is hereby amended and restated as follows:

            As of the close of  business  on June 27,  2001,  Steel  Partners II beneficially  owned 445,900 Shares of Common Stock,  constituting  approximately
8.6% of the Shares outstanding,  and Steel Partners Services  beneficially owned
70,000 Shares of Common Stock, constituting 1.4% of the Shares outstanding.  Mr.
Lichtenstein beneficially owned 515,900 Shares,  representing approximately 9.9%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with  respect to the  445,900  Shares  owned by Steel  Partners II and the
70,000  Shares owned by Steel  Partners  Services by virtue of his  authority to vote and

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 6 of 11 Pages
--------------------------                        ------------------------------

dispose  of such  Shares.  All of  such  Shares  were  acquired  in  open-market transactions.

   Item 5(c) is hereby amended to add the following:

                 (a)  Schedule A annexed  hereto lists all  transactions  in the
Issuer's Common Stock by the Reporting Persons since the filing of Amendment No.
1 to the Schedule 13D.

   Item 7 is hereby amended to add the following exhibit:

                 3.    Letter from Steel  Partners II, L.P. to Gary W. Ampulski,
                       President  and Chief  Executive  Officer of TAB  Products
                       Co., dated June 28, 2001.

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 7 of 11 Pages
--------------------------                        ------------------------------

                                   SIGNATURES
                                   ----------

                 After  reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 28, 2001                    STEEL PARTNERS II, L.P.

                                          By:  Steel Partners, L.L.C.
                                               General Partner

                                          By:  /s/ Warren G. Lichtenstein
                                               --------------------------
                                               Warren G. Lichtenstein
                                               Chief Executive Officer

                                          STEEL PARTNERS SERVICES, LTD.

                                          By: /s/ Warren G. Lichtenstein
                                              --------------------------
                                              Warren G. Lichtenstein
                                              Chief Executive Officer

                                          /s/ Warren G. Lichtenstein
                                          ------------------------------
                                          WARREN G. LICHTENSTEIN

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 8 of 11 Pages
--------------------------                        ------------------------------

                                   SCHEDULE A

                   Transactions in the Shares Since the Filing
                   -------------------------------------------
                     of Amendment No. 1 to the Schedule 13D
                     --------------------------------------

Shares of Common Stock                Price Per                Date of
       Purchased                      Share($)                 Purchase
      -----------                    ----------               ----------

                             STEEL PARTNERS II, L.P.
                             -----------------------

        22,100                        4.06110                   6/21/01

                          STEEL PARTNERS SERVICES, LTD.
                          -----------------------------

        20,000                        4.6110                    6/21/01

                               WARREN LICHTENSTEIN
                               -------------------
                                      None

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 9 of 11 Pages
--------------------------                        ------------------------------

                                  EXHIBIT INDEX

Exhibit                                                             Page
-------                                                             ----

1.          Joint Filing Agreement, dated May 23,                   --
            2001 (previously filed).

2.          Joint Filing Agreement, dated June 14,                  --
            2001 (previously filed).

3.          Letter from Steel Partners II, L.P. to               10 to 11
            Gary W. Ampulski, President and Chief
            Executive Officer of TAB Products Co.,
            dated June 28, 2001.

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 10 of 11 Pages
--------------------------                        ------------------------------

                             STEEL PARTNERS II, L.P.
                        150 East 52nd Street, 21st Floor
                            New York, New York 10022

                                  June 28, 2001

BY FACSIMILE AND FEDERAL EXPRESS

Gary W. Ampulski
President and Chief Executive Officer
TAB Products Co.
935 Lakeview Parkway, Suite 195
Vernon Hills, Illinois 60061

Dear Mr. Ampulski:

            As you know,  Steel Partners II, L.P. is a long-term and significant shareholder of TAB Products Co. ("TAB" or the  "Company")  owning 515,900 shares of  Common  Stock  of the  Company  or  approximately  9.9%  of its  issued  and outstanding  Common Stock. We are deeply concerned by management's  inability to enhance shareholder value.  Although the TAB Board has purported to focus on the creation of value for its shareholders  through the "turn-around" plan announced by the Board on June 20, 2001 and further  detailed  in the  Company's  Form 8-K filing (the "Plan"), we have significant  concerns about management's ability to implement the Plan.  Furthermore,  even if management  could achieve many of the goals set in its Plan,  we do not  believe  that  this will  result in  improved trading  levels of the  Company's  Common Stock in the near  future.  This is of course  without  taking  into  account the  distraction  that a  protracted  and expensive  proxy fight will have on the Company and its  financial  results.  In view  of the  Board's  failure  to  enhance  shareholder  value,  the  potential distraction  and expense of a protracted  proxy contest and the  Company's  poor operating performance,  we believe that the immediate sale of the Company to the highest bidder would be in the best interest of the shareholders and management.

            We question  whether the  Company's  stock price will improve in the near  future  but-for  Mr.  Jaroszewicz's  recent  $5.00 per share offer for the
Company's  Common  Stock.  According to  information  contained in the Company's
Proxy Statement for the 2000 Annual Meeting of  Shareholders,  during the period from May 1995 through May 31, 2000, the Company's  share price  performance  has trailed the Russell 2000 Index and the S&P Office  Equipment &  Supplies
Index by a significant margin.  During this period, the cumulative total returns for the Russell 2000 Index and the S&P Office Equipment & Supplies Index
was  approximately  178% and  222%,  respectively,  while  the  Company's  stock actually lost approximately 13% of its value.

--------------------------                        ------------------------------
CUSIP No. 873197107                  13D             Page 11 of 11 Pages
--------------------------                        ------------------------------

At May 31, 2000, the Company's stock price was $4.81 per share.  Since then, the stock price has dipped below $2.00 and more  recently has  languished  at around
$4.00. We believe that in order to fully maximize shareholder value, the Company should take action that would give  shareholders  the  greatest  return on their investment in the short term.  Since we do not have confidence in the ability of the Company to implement  its growth  strategy as  contemplated  by the Plan, we believe that  immediate  action  should be taken to maximize  shareholder  value through a sale transaction.

            We also question  whether the Board and  management are dedicated to maximizing shareholder value or if they are really only interested in preserving their positions with the Company at the shareholders'  expense.  We believe that the lack of  significant  ownership  of shares of the  Company  by the Board and management may contribute to their lack of commitment to maximizing the value of the Company's Common Stock. In the aggregate,  the Board and management only own
194,000  shares of Common  Stock of the Company,  significantly  all of which we believe are owned by one  director,  Hans A. Wolf.  We believe that this lack of significant ownership of the Common Stock by the Board and management may result in actions  taken by Company  that are not always in the best  interests  of the greater majority of unaffiliated  shareholders.  The Board and management should understand that despite their limited  ownership  interest in the Company,  they have a fiduciary  duty to all of the  shareholders  to  seriously  consider  any strategic  alternative  that would  maximize  shareholder  value,  including our proposed sale transaction.

            We urge you, and the Board of Directors, to act in the shareholders'
best interest by  considering a sale  transaction  and invite you to contact the undersigned  at (212) 813-1500 to discuss such  transaction  or other  strategic alternatives that will enhance shareholder value.

                                             Very truly yours,

                                             STEEL PARTNERS II, L.P.

                                             /s/ Warren G. Lichtenstein
                                             --------------------------
                                             Warren G. Lichtenstein